Barbara A. Jones D 617.951.9096 F 617.261.3175 barbara.jones@klgates.com

November 29, 2007

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention: Ryan Rohn, Staff Accountant

Re:	China Precision Steel, Inc.
Form 8-K, Item 4.01; Filed October 19, 2007
Commission File No. 000-23039

Ladies and Gentlemen:

On behalf of China Precision Steel, Inc., a Delaware corporation (the “Company”), we respectfully submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Current Report on Form 8-K, Item 4.01, together with the Company’s response to the Staff’s letter of October 24, 2007 (the “Comment Letter”). Amendment No. 1 amends and restates the Company’s Current Report on Form 8-K originally filed with the Commission on October 19, 2007, and reflects related events since the date thereof with respect to the resignation of the Company’s auditors and the appointment of new auditors.

For the convenience of the Staff, the Company has restated in this letter the Staff’s comment and numbered its responses to correspond therewith.

Comment 1.

In consideration that you have not filed your Form 10-Q for the quarter ended September 30, 2007 as of yet, please submit an amended Item 4.01 8-K once Murrell, Hall, McIntosh & Co. PLLP is not effectively your auditors. Please include an updated Exhibit 16 letter in your amended filing.

United States Securities and Exchange Commission
Division of Corporation Finance
November 29, 2007

Response to Comment 1.

The Company advises the Staff that its auditors, Murrell, Hall, McIntosh & Co. PLLP, resigned effective as of November 27, 2007. On November 29, 2007, the Company appointed Moore Stephens as its auditors for the fiscal year ending June 30, 2008. The Company has filed with the Commission on November 29, 2007, an amended and restated Form 8-K reflecting these events. Included in such filing is an updated Exhibit 16 letter from Murrell, Hall, McIntosh & Co. PLLP, as requested.

In submitting this response to the Staff’s Comment Letter, the Company acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Any questions regarding the matters addressed in this letter or the attached Amendment No. 1 to Form 8-K may be directed to the undersigned by telephone at (617) 951-9096 or by facsimile at (617) 261-3175.

Respectfully submitted,

/s/ Barbara A. Jones
Barbara A. Jones

(Attachments)

cc w/enclosures:

Leada Tak Tai Li, Chief Financial Officer, China Precision Steel, Inc.